Exhibit 99.1

For Customers, the Only Time is NOW – NICE Brings 100% Real Time
to the Contact Center

NICE transforms customer service into a real-time engagement experience, providing today’s customers the right service immediately and effortlessly

RA’ANANA, ISRAEL, July 30, 2014 – NICE Systems (NASDAQ: NICE) today announced the NICE Engage Platform, its next generation capture platform, which supports 100 percent real-time analytics at unrivaled scale, speed and cost efficiency. The platform allows customer-facing organizations to incorporate real time interaction data and analytics, at scale, into all of their service processes, transforming the contact center into a real-time engagement center.

The NICE Engage Platform makes interaction data available for every application simultaneously and instantly. Using patent pending technology, latency has been reduced 10-fold and recording capacity has increased to support 10 times more channels per server. The platform makes the use of real-time analytics practical by supporting up to tens of thousands of channels and delivering the relevant insights and guidance during the customer engagement.

The NICE Engage Platform further powers NICE’s broad portfolio of real-time applications, bringing benefits to various functions within an organization. This allows them to react faster, smarter and safer during customer engagements, and save costs. For example:

Contact Center Operations
•	Gauge customer sentiment to assess the risk of churn and guide the agent to take the necessary action during the engagement
•	Alert managers at their workstation or on their mobile device to intervene at critical moments, resolving issues during the interaction
•	Automatically authenticate customers within the first seconds of a conversation, saving customers time and avoiding hassle
•	Automate processes to reduce time, avoid errors and free the agent to focus on the customer

Information Technology (IT)
•	Benefit from unrivaled TCO with an all-in-one recording server for: voice, screen, video, text, archiving and streaming
•	Enjoy unprecedented recording scalability, with up to 5,000 channels per recording server
•	Ensure business continuity with high availability and lightning speed disaster recovery
•	Gain flexibility with on-premise and cloud based deployment options

Risk and Compliance
•	Identify fraudsters during the call and prevent a crime before damage is done
•	Guide agents to ensure policy adherence to avoid and immediately address any compliance violations

“In the past, contact centers have not been able to take advantage of real-time business intelligence, analytics and guidance due to the limitations of commercially available, cost-effective technologies,” said Donna Fluss, President, DMG Consulting LLC. “Recent innovations have started to give companies a practical way to utilize real-time inputs from customers and enterprise BI solutions to optimize the service experience, transaction outcomes and cost structure. These innovations will be game-changers for companies and their customers. In the future, contact centers will be driven by predictive analytics that depend on real-time inputs.”

“The NICE Engage Platform is the result of collaboration with our customers who are challenged to meet the demands of their ‘now customer,’ while reducing related costs,” said Miki Migdal, President, NICE Enterprise Product Group. “This new platform is a sign of our commitment to lead the market’s adoption of real time applications and capabilities that bring significant business value.”

For more information on the NICE Engage Platform and the real-time engagement center, visit http://www.nice.com/engageplatform/.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Migdal, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.